Mail Stop 4561

July 13, 2006

By U.S. Mail and facsimile to (302) 571-6842.

Stephen A. Fowle
Executive Vice President and Chief Financial Officer
WSFS Financial Corporation
838 Market Street
Wilmington, Delaware 19899

> **Re:** **WSFS Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 000-16668**

Dear Mr. Fowle:

We have reviewed your response to our review filed with the Commission on June 21, 2006 and have the following additional comment. Please provide us with the requested information so we may better understand your response. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

20. Accounting for Derivative Instruments and Hedging, page 58

1. In your response to our previous comment 1, you stated that under DIG Issue E-22, you identified the subordinated debt issued by the company as your surrogate hedged item when you adopted FIN 46 in January of 2004. Further, you stated that you believed that the hedged forecasted transaction was <u>not</u> probable of <u>not</u> occurring and therefore, you did not reclassify any amounts previously reported in OCI into current income. Please tell us the following information:

- Please clarify if you are using DIG Issue E-22 to designate the subordinated debt issued in 2005 as a surrogate item for the subordinated debt issued in 1998;

- Please clarify what you specifically identified as the hedged item in your original hedging documentation;

- Your subordinated debt issued in 1998 was extinguished using the proceeds of the additional subordinated debt issued in 2005. Please tell us the facts and circumstances you relied on in determining that the interest payments on the 1998 debt (the surrogate hedged item) were <u>not</u> probable of <u>not</u> occurring, considering that the surrogate item no longer exists.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please file your response on EDGAR and provide us with your intended disclosures to be included in your future filings. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant